Exhibit 10.16

EMPLOYMENT AGREEMENT

THIS AGREEMENT, made as of January 28, 2008, and amended on March 13, 2009, between Harrah’s Entertainment, Inc., with offices at One Caesars Palace Drive, Las Vegas, Nevada (the “Company”), and Gary W. Loveman (“Executive”).

The Company and Executive agree as follows:

1. Introductory Statement. The Company desires to secure the services of Executive as Chief Executive Officer and President effective on the Closing Date of the merger (the “Effective Date”) between Hamlet Merger Inc. and Harrah’s Entertainment, Inc. (the “Merger”), as defined in the agreement and plan of merger (the “Merger Agreement”) dated December 19, 2006, by and among Hamlet Holdings LLC, Hamlet Merger, Inc., and Harrah’s Entertainment, Inc., and Executive is willing to execute this Agreement with respect to his employment. This Agreement supersedes the employment agreement between the Company and Executive dated September 4, 2002, as amended on October 31, 2005 (the “Prior Employment Agreement”) and the Severance Agreement between the Company and Executive dated January 1, 2003 (the “Severance Agreement”).

The Company hereby agrees to employ Executive, and Executive hereby agrees to be employed by the Company, subject to the terms and conditions of this Agreement, for a period beginning on the Effective Date and ending on the fifth anniversary thereof (the “Initial Term”); provided that, on the fifth anniversary and each anniversary of the Effective Date thereafter, the employment period shall be extended by one year unless at least sixty (60) days prior to such anniversary, the Company or Executive delivers a written notice (a “Notice of Non-Renewal”) to the other party that the employment period shall not be so extended (the Initial Term as from time to time extended or renewed, the “Employment Term”).

2. Agreement of Employment. Effective as of the Effective Date, the Company agrees to, and hereby does, employ Executive, and Executive agrees to, and hereby does accept, continued employment by the Company, in a full-time capacity as Chief Executive Officer and President pursuant to the provisions of this Agreement and of the bylaws of the Company, and subject to the control of the Board of Directors (the “Board”). It is understood that Executive’s positions as Chief Executive Officer and President are subject to his yearly re-election to these positions by the Board. During the Employment Term, for so long as Executive remains Chief Executive Officer and President of the Company, the Company shall use its best efforts to cause the Board to appoint Executive as a member of the Board or cause Executive to be nominated for election to the Board by the shareholders of the Company, if applicable. (See Section 8 herein for Executive’s rights if such re-election as Chief Executive Officer and President or appointment or election as a member of the Board does not occur during the term of this Agreement).

3. Executive’s Obligations. During the period of his service under this Agreement, Executive shall devote substantially all of his time and energy during business hours, faithfully and to the best of his ability, to the supervision and conduct of the business and affairs of the Company and to the furtherance of its interests, and to such other duties as directed by the Board. (Executive may serve on the board of directors of other companies with Board approval (which will not be unreasonably withheld), and may participate in civic and charitable endeavors of his choosing, in each case if such service or participation does not individually or in the aggregate substantially interfere with his primary duties or create a conflict of interest.)

4. Compensation.

4.1 Base Salary. As compensation for all services performed by Executive under and during the Employment Term, the Company shall pay to Executive a base salary at the rate of $2,000,000.00 per year, in equal bi-weekly installments in accordance with its customary payroll practices. The Compensation Committee of the Board (or any successor committee responsible for setting compensation levels for executives, the “Committee”) shall, in good faith, review the salary of Executive, on an annual basis, with a view to consideration of appropriate merit increases (but not decreases) in such salary. Such base salary, as may be increased from time to time, is hereafter referred to as the “Base Salary”; provided that “Base Salary” shall mean the greater of (i) your then current base salary and (ii) $2,000,000 for purposes of Section 6.3 (Life Insurance), Section 8.2(b) (severance) and Section 11(d) (Disability). All payments will be subject to Executive’s chosen benefit deductions and the deductions of payroll taxes and similar assessments as required by law.

4.2 Bonus. Executive will participate in the Company’s annual incentive bonus program(s) applicable to Executive’s position, in accordance with the terms of such program(s), shall have the opportunity to earn an annual bonus thereunder based on the achievement of performance objectives determined by the Board after consultation with Executive and shall include a minimum target bonus of at least 1.5 times Executive’s annual Base Salary.

4.3 Aircraft. The Company shall provide Executive with the use of the Company’s aircraft or charter aircraft for security purposes for himself and his family for business and personal travel (with standard charges for family members and for non-Company business usage consistent with past practice), including travel between Boston, Massachusetts and Las Vegas, Nevada or reimburse Executive for first class travel or charter aircraft travel expenses. The Company also will provide Executive, if he so chooses, with security arrangements at his residences in such a manner and at such levels as reasonably requested by Executive.

4.4 Accommodations. The Company shall make available accommodations for the exclusive use of Executive at one of the Company’s properties in Las Vegas, Nevada, while Executive is in Las Vegas performing his normal duties. The parties recognize that the cost associated with providing Executive accommodations in Las Vegas may, under the governing tax laws, be deemed to be additional income to Executive. The Company agrees that should it be determined that the cost associated with providing Executive such accommodations amounts to additional income to Executive, the Company will (a) reimburse Executive for any additional tax Executive is required to pay; and (b) pay any additional taxes and costs incurred by Executive associated with such tax reimbursements. All reimbursements hereunder will be made no later than the end of Executive’s taxable year next following Executive’s taxable year in which the taxes (and any income or other related taxes or interest or penalties thereon) on such accommodations are remitted to the United States Internal Revenue Service or any other applicable taxing authority.

If Executive dies or resigns pursuant to this Agreement or pursuant to any other agreement between the Company and Executive providing for such resignation during the period of this Agreement, service for any part of the month in which any such event occurs shall be considered service for the entire month.

5. Equity Award. (a) As soon as reasonably practicable following the Effective Date and in no event later than fifteen business days following the Effective Date, the Company will grant Executive options (the “Options”) to purchase shares of non-voting common stock of the Company (the “Option Shares”) at an exercise price per Option Share equal to $100.00 per share. The specific terms and conditions governing all aspects of the Options shall be provided in separate grant agreements and any relevant plan documents (collectively, the “New Option Plan”). The Options shall be comprised of the following two tranches: (i) twenty percent (20%) of the Options (the “Time Based Options”) will vest and become exercisable in equal annual installments of twenty percent (20%) over a five-year period, subject to Executive’s continued employment with the Company through the applicable vesting date and (ii) eighty percent (80%) of the Options (the “Performance Based Options”) will vest and become exercisable only upon the achievement by the Company of certain performance targets in accordance with the New Option Plan.

(b) The New Option Plan shall represent a minimum of 8.64% of the fully-diluted shares of non-voting common stock of the Company immediately after consummation of the Merger, with 5.4% in the form of Time Based Options and 3.24% in the form of Performance Based Options, provided, that, such percentages may be increased on a one time basis in the good faith discretion of the Company to reflect the dividend rate on the Company’s non-voting preferred stock, consistent with the methodology for such adjustments previously provided to the Executive. Executive shall be granted in accordance with the foregoing provisions a number of Time Based Options equal to 20% of the total number of Time Based Options and a number of Performance Based Options equal to 39.23% of the total number of Performance Based Options. As a condition to Executive’s receipt of the Options pursuant to this Section 5, Executive shall execute an acknowledgment in form and substance reasonably acceptable to the Company that the Company has satisfied its obligations pursuant to this Section 5.

(c) Executive has been permitted, on a tax-free basis, to rollover existing Company stock outstanding prior to the Effective Date into shares of non-voting common stock and non-voting preferred stock of the Company following the Effective Date on the same basis and subject the same terms and conditions as other investors, including, without limitation, the Sponsors (as defined in the Management Investor Rights Agreement, dated as of January 28, 2008 among the Company, Employee and the other parties specified therein (the “MIRA”). Executive has entered into a rollover option agreement that provides for the conversion of options to purchase shares of the Company prior to the Effective Date into Options exercisable with respect to Option Shares following the Effective Date with such conversion preserving the intrinsic “spread value” of the converted option.

(d) Executive shall execute the MIRA and such other related agreements that are in forms reasonably acceptable to Executive and the Company (such agreements, together with the rollover option agreement, option grant and stock incentive plan, the “Equity Agreements”).

6. Benefits. During the Employment Term, except as otherwise provided herein, Executive shall be entitled to participate in any and all incentive compensation and bonus arrangements maintained by the Company for its senior officers and to receive benefits and perquisites at least as favorable to Executive as those presently provided to Executive by the Company, and as may be enhanced for all senior officers.

6.1 Health Insurance. Executive will receive the regular group health plan coverage(s) provided to senior officers, which coverage(s) may be subject to generally applicable changes during the Employment Term, provided that such changes are generally applicable to senior officers. Executive will be required to contribute to the cost of the basic plan in the same manner as other senior officers. Executive will receive coverage under no less favorable a health plan than other senior officers.

6.2 Long Term Disability Benefits. Executive will be eligible to receive long term disability coverage paid by the Company as follows: group plan providing $180,000 annual maximum benefit and a supplemental plan with an additional $60,000 annual maximum benefit. Executive will also receive, subject to Executive being able to comply with the medical and physical eligibility requirement of the policy (insurability) chosen by the Company, an individual long term disability policy with a $180,000 annual maximum benefit and an individual long term disability excess policy with an additional $540,000 annual maximum benefit, both fully paid by the Company during the term of this Agreement.

6.3 Life Insurance. Executive will receive life insurance paid by the Company with a death benefit equal to at least three (3) times his then current Base Salary.

6.4 Retirement Plan. Executive will also be eligible during the Employment Term to participate in the Company’s 401(k) Plan, as may be modified or changed, as well as its Executive Supplemental Savings Plan, as may be modified or changed from time to time, in the same manner as other senior officers of the Company.

6.5 Financial Counseling. During the Employment Term, Executive will also receive Fifty Thousand Dollars ($50,000.00) per year for financial counseling. Any unused portion of the yearly financial counseling stipend will not carry over to the following year.

6.6 Vacation. Executive will receive five (5) weeks of paid vacation per calendar year of the Agreement.

6.7 280G Gross-Up. In the event that any payments or benefits paid or provided to Executive in connection with the Merger will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company will provide Executive with the additional payments set forth on Exhibit A no later than the end of Executive’s taxable year in which the Excise Tax is required to be paid by Executive.

6.8 Reimbursement of Expenses. The Company shall pay or will reimburse Executive for reasonable business expenses incurred in the performance of Executive’s duties hereunder in accordance with Company policy.

6.9 D&O Insurance. The Company shall provide Executive with Director’s and Officer’s indemnification insurance coverage in amount and scope that is customary for a company of the Company’s size and nature.

6.10 Reimbursements; In-Kind Benefits To the extent that any amount eligible for reimbursement or any in-kind benefit provided under this Agreement is deferred compensation subject to the requirements of Section 409A of the Code, the following rules shall apply:

(a) Payment of such reimbursements shall be made no later than the end of Executive’s taxable year following the taxable year in which the expense is incurred;

(b) All such amounts eligible for reimbursement or any in-kind benefit provided under this Agreement in one taxable year shall not affect the amount eligible for reimbursement or in-kind benefits to be provided in any other taxable year; and

(c) The right to any such reimbursement or in-kind benefit hereunder shall not be subject to liquidation or exchange for any other benefit.

The parties intend that all reimbursements or in-kind benefits provided for hereunder will be made in a manner that makes such reimbursements and in-kind benefits consistent with or exempt from Section 409A of the Code.

7. Termination from Employment. After the date of Executive’s termination from employment at any time, and for any reason or for no reason (including termination or resignation prior to the end of the Initial Term, if that should occur), Executive will be entitled to participate for his lifetime (the “Life Coverage Period”) in the Company’s group health insurance plans applicable to senior officers, including family coverage as applicable (medical, dental and vision coverage). Executive’s group health insurance benefits after any termination of employment will not be less than those offered to the then-current senior officers of the Company, and Executive will be entitled to any later enhancements in such benefits (for the avoidance of doubt, any such amendment that adversely and disproportionately impacts inactive employees shall be null and void as to Executive). However, during the Life Coverage Period Executive shall pay twenty percent (20%) of the then applicable premium for current employees (revised annually) on an after-tax basis each quarter, and the Company shall pay eighty percent (80%) of said premium on an after-tax basis, which contribution will be imputed income to Executive to the extent required by the applicable provisions of the Code. As soon after the end of Executive’s full-time active employment status and after Executive becomes eligible for Medicare coverage, the Company’s group health insurance plan shall become secondary to Medicare. For the avoidance of doubt, the amount of health insurance benefits paid to Executive under this Section 7 shall be subject to the provisions of Section 6.10 herein.

8. Termination Without Cause or Resignation for Good Reason.

8.1 The Board reserves the right to terminate the Employment Term and Executive from his then current position without Cause at any time upon at least thirty (30) days prior written notice. The failure of the Board to elect Executive as Chief Executive Officer during the annual election of officers shall also be deemed termination without Cause for purposes of this Agreement unless, before the election, the Board has sent written notice initiating termination for Cause as provided in Section 13.1 hereof, and Executive is thereafter terminated for Cause. Executive reserves the right to terminate the Employment Term and resign his position for Good Reason (as defined in Section 13.2 herein) by giving the Company thirty (30) days written notice which states the basis for such Good Reason.

8.2 Upon Executive’s termination without Cause or resignation from his position for Good Reason as described in Section 8.1 above:

(a) The Company shall pay Executive, within thirty (30) days following his termination of employment, Executive’s accrued but unused vacation, unreimbursed business expenses and Base Salary through the date of termination (to the extent not theretofore paid) (the “Accrued Benefits”);

(b) Subject to Executive executing and not revoking the release attached hereto as Exhibit B, the Company will pay Executive in approximately equal installments during the twenty-four (24) month period following such termination (the “Severance Period”), a cash severance payment in an amount equal to two (2) multiplied by the sum of (i) his Base Salary and (ii) target bonus as in effect on the date of termination (the “Severance Payment”). If applicable, Executive will be entitled to receive the benefits set forth on Exhibit C hereto during the Severance Period. The installments of the Severance Payment will be paid to Executive in accordance with the Company’s customary payroll practices, and will commence on the first payroll date following the termination of Executive’s employment; provided, that, if, as of the date of termination, Executive is a “specified employee” as defined in subsection (a)(2)(B)(i) of Section 409A of the Code (“Specified Employee”), such payments will not commence until the first business day after the date that is six months following Executive’s “separation from service” within the meaning of subsection (a)(2)(A)(i) of Section 409A of the Code (the “Delayed Payment Date”) and, on the Delayed Payment Date, the Company will pay to Executive a lump sum equal to all amounts that would have been paid during the period of the delay if the delay were not required plus interest on such amount at a rate equal to the short-term applicable federal rate then in effect, and will thereafter continue to make payments in installments in accordance with this Section 8.2(b);

(c) The Company will pay Executive in cash, at the time of such termination an amount equal to his target bonus for the year pro rated based on the number of days in the applicable bonus period preceding the date of Executive’s termination of employment; provided, however, that if, as of the date of termination pursuant to this Section 8.2, Executive is a Specified Employee, such amount shall be paid on the Delayed Payment Date (plus interest on such amount from the date of termination through the date of payment at a rate equal to the short-term applicable federal rate then in effect).

(d) Executive’s Escrow Agreement (if then in force) and Indemnification Agreement will continue in force (subject to amendment or termination in accordance with their terms); and

(e) Executive’s Stock Options and Option Shares will be treated in accordance with the terms of the Equity Agreements.

Except as otherwise provided in this Agreement, and except for any vested benefits under any tax qualified pension plans of the Company and vested deferred compensation under any applicable deferred compensation plans, and continuation of health insurance benefits on the terms and to the extent required by Section 4980B of the Code and Section 601 of the Employee Retirement Income Security Act of 1974, as amended (which provisions are commonly known as “COBRA”), neither the Company nor Executive shall have any additional obligations under this Agreement.

9. Termination for Cause or Resignation Without Good Reason.

9.1 The Board will have the right to terminate the Employment Term and Executive’s employment with the Company at any time from his then-current positions for Cause (as defined in Section 13.1 herein). Executive shall resign from the Board promptly after the Company’s request, in the event Executive is so terminated or Executive resigns with or without Good Reason. A resignation by Executive without Good Reason shall not be a breach of this Agreement.

If the Employment Term and Executive’s employment is terminated for Cause, or if he resigns his position without Good Reason, then: (a) Executive’s employment shall be deemed terminated on the date of such termination or resignation; (b) he shall be entitled to receive all Accrued Benefits from the Company within thirty (30) days following such termination; (c) his rights with respect to his Stock Options and Option Shares will be as set forth in the Equity Agreements; (d) his Indemnification Agreement will continue in force; (e) the Escrow Agreement, if then in force, will continue in force, unless such agreement is thereafter amended or terminated pursuant to its terms; and (f) he will be entitled to the lifetime group insurance benefits described in Section 7 above, except that any future amendments to such benefits shall apply to him in the same manner as such amendments apply to active senior officers (for the avoidance of doubt, any such amendment that adversely and disproportionately impacts inactive employees shall be null and void). Except as otherwise provided in this Agreement, and except for any vested benefits under any tax qualified pension plans of the Company and vested deferred compensation under any applicable deferred compensation plans, and continuation of health insurance benefits on the terms and to the extent required by COBRA, neither the Company nor Executive shall have any additional obligations under this Agreement.

10. Death. In the event the Employment Term and Executive’s employment is terminated due to his death, his right to receive his Base Salary and benefits under this Agreement will terminate (except with respect to Accrued Benefits), and his estate and beneficiary(ies) will receive the benefits they are entitled to receive under the terms of the Company’s benefit plans and programs by reason of a participant’s death during active employment. Executive’s estate shall be entitled to receive (a) all Accrued Benefits from the

Company within thirty (30) days following such termination and (b) Executive’s surviving family and spouse will be entitled to payment for the cost of twelve (12) months of COBRA coverage, or if longer, continuation of coverage under any applicable law. Executive’s Stock Options and Option Shares will be treated in accordance with the terms of the Equity Agreements. The Escrow Agreement, if then in force, will continue in force (subject to its amendment or termination in accordance with its terms) for the benefit of Executive’s beneficiaries until his deferred compensation accounts are paid in full, and Executive’s Indemnification Agreement will continue in force for the benefit of his estate. For the avoidance of doubt, Executive’s estate shall be an express third party beneficiary of this provision, with the right to enforce the provision for and on behalf of his beneficiaries.

If Executive dies during the Severance Period, all of the provisions of Section 8.2 (if applicable) will apply, except that any remaining Severance Payments will be paid in a lump sum to his estate.

Except as otherwise provided in this Agreement, and except for any vested benefits under any tax qualified pension plans of the Company and vested deferred compensation under any applicable deferred compensation plans, and continuation of health insurance benefits on the terms and to the extent required by COBRA, neither the Company nor Executive shall have any additional obligations under this Agreement.

11. Disability. If the Employment Term and Executive’s employment are terminated by reason of Executive’s disability (as defined below), he will be entitled to apply, at his option, for the Company’s long-term disability benefits. If he is accepted for such benefits, then Executive’s Stock Options and Option Shares will be treated in accordance with the terms of the Equity Agreements, and the terms and provisions of the Company’s benefit plans and programs that are applicable in the event of such disability of an employee shall apply in lieu of the salary and benefits under this Agreement, except that:

(a) the Escrow Agreement (if then in force) and his Indemnification Agreement will continue in force (subject to amendment or termination in accordance with their terms);

(b) Executive will be entitled to the lifetime group insurance benefits described in Section 7;

(c) Executive will be paid his Accrued Benefits within thirty (30) days of termination; and

(d) Executive will receive two (2) years of Base Salary continuation (“Salary Continuation Payment”), offset by any long term disability benefits to which he is entitled during such period of salary continuation. In addition to payment of his Base Salary, Executive will be entitled to the benefits set forth on Exhibit C, if applicable, during the salary continuation period. Notwithstanding the foregoing, if, as of the date of termination pursuant to this Section 11, Executive is a Specified Employee, installments of the Salary Continuation Payment will not commence until the Delayed Payment Date and, on the Delayed Payment Date, the Company will pay to Executive a lump sum equal to all amounts that would have been paid during the period of the delay if the delay were not required plus interest on such amount at a rate equal to the short-term applicable federal rate then in effect, and will thereafter continue to pay Executive the Salary Continuation Payment in installments in accordance with this Section.

If Executive is disabled so that he cannot perform his duties, then the Board may terminate his duties under this Agreement after giving Executive thirty (30) days notice of such termination (during which period Executive shall not have returned to full time performance of his duties). For purposes of this Agreement, disability will be the inability of Executive, with or without a reasonable accommodation, to perform the essential functions of his job for one hundred and eighty (180) days during any three hundred and sixty five (365) consecutive calendar day period as reasonably determined by the Committee (excluding Executive) based on independent medical advice from a physician who has examined Executive (such physician to be selected by the Company and reasonably acceptable to Executive).

Except as otherwise provided in this Agreement, and except for any vested benefits under any tax qualified pension plans of the Company and vested deferred compensation under any applicable deferred compensation plans, and continuation of health insurance benefits on the terms and to the extent required by COBRA, neither the Company nor Executive shall have any additional obligations under this Agreement.

12. Enhanced Benefits in Connection with a Change in Control after the Effective Date.

(a) If a Change in Control, as defined in the New Option Plan, occurs after the Effective Date and (i) during the two (2) year period following such Change in Control, the Employment Term and Executive’s employment are terminated by the Company without Cause or by Executive for Good Reason, or (ii) the Employment Term and Executive’s employment are terminated by the Company without Cause within six months prior to the Change in Control and such termination was by reason of the request of the person or persons (or their representatives) who subsequently acquire control of the Company in the Change in Control transaction (such a termination of employment pursuant to this Section 12(a)(ii), an “Anticipatory Termination”), then in either case, subject to Executive executing and not revoking the release attached hereto as Exhibit B, Executive will be entitled to receive the payments and benefits set forth in Section 8.2, except that (A) the multiplier in Section 8.2(b) for determining the amount of the Severance Payments will be increased from two (2) to three (3) and (B) the Severance Payment shall be paid in a lump sum on the eighth day following execution (and non-revocation) of the release attached hereto as
Exhibit B rather than in installments over a twenty four (24) month period.

(b) Notwithstanding any provision in this Agreement to the contrary, in the event of an Anticipatory Termination, any payments that are deferred compensation within the meaning of Section 409A of the Code that the Company shall be required to pay pursuant to Section 12 of this Agreement shall be paid as follows: (i) if such Change in Control is a “change in control event” within the meaning of Section 409A of the Code and the provisions of Treas. Reg. §1.409A-3(i)(5)(i), (A) except as provided in clause (i)(B), on the date of such Change in Control, or (B) if Executive is a Specified Employee and the Delayed Payment Date is later than the Change in Control, on the Delayed Payment Date, and (ii) if such Change in Control is not a

“change in control event” within the meaning of Section 409A of the Code and the provisions of Treas. Reg. §1.409A-3(i)(5)(i), on the first business day following the 6-month anniversary of the date of such Anticipatory Termination (plus interest on such amount at a rate equal to the short-term applicable federal rate then in effect). In the event of an Anticipatory Termination, any payments or benefits that are not deferred compensation within the meaning of Section 409A of the Code that the Company shall be required to pay or provide pursuant to Section 12 of this Agreement shall be paid or shall commence being provided on the date of the Change in Control.

(c) If after the Effective Date, there occurs a transaction that constitutes a “change of control” under regulation 1.280G of the Code and, immediately prior to the change of control transaction:

(i) the stock of the Company is not publicly traded and the exemption described in Section 280G(b)(5) of the Code would apply to payments by the Company to Executive in connection with a change in control (as defined in Section 280G of the Code), Executive shall consider whether he is willing to waive his rights to receive excess parachute payments in connection with the transaction in that amount that would cause excise taxes under Section 4999 of the Code to apply. If Executive advises the Company that he will waive his rights to receive excess parachute payments in connection with the transaction in that amount that would cause excise taxes under Section 4999 of the Code to apply, following such waiver the Company shall use reasonable best efforts to obtain the requisite shareholder approval of any such excess parachute payments. In the event such shareholder approval is obtained, Executive acknowledges and agrees that he is not entitled to share in any tax savings resulting from the Company’s deduction of the excess parachute payments.

(ii) the stock of the Company is publicly traded, Executive shall be entitled to a Gross Up Payment in accordance with Exhibit A.

(d) If Section 12 of this Agreement applies to any termination of employment, the provisions of Section 8.2 will not be applicable.

13. Definitions of Cause and Good Reason.

13.1 For purposes of this Agreement, “Cause” shall mean:

(a) the willful failure of Executive to substantially perform Executive’s duties with the Company (as described in Section 3) or to follow a lawful reasonable directive from the Board (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Executive by the Board which specifically identifies the manner in which the Board believes that Executive has willfully not substantially performed Executive’s duties or has willfully failed to follow a lawful reasonable directive and Executive is given a reasonable opportunity (not to exceed thirty (30) days) to cure any such failure, if curable.

(b) (i) any willful act of fraud, or embezzlement or theft by Executive, in each case, in connection with Executive’s duties hereunder or in the course of Executive’s employment hereunder or (ii) Executive’s admission in any court, or conviction of, or plea of nolo contendere to, a felony that could reasonably be expected to result in damage to the business or reputation of the Company.

(c) Executive being found unsuitable for or having a gaming license denied or revoked by the gaming regulatory authorities in Arizona, California, Colorado, Illinois, Indiana, Iowa, Kansas, Louisiana, Mississippi, Missouri, Nevada, New Jersey, New York, or North Carolina.

(d) (i) Executive’s willful and material violation of, or noncompliance with, any securities laws or stock exchange listing rules, including, without limitation, the Sarbanes-Oxley Act of 2002, provided that such violation or noncompliance resulted in material economic harm to the Company, or (ii) a final judicial order or determination prohibiting Executive from service as an officer pursuant to the Securities and Exchange Act of 1934 or the rules of the New York Stock Exchange.

For purposes of this Section 13.1, no act or failure to act, on the part of Executive, shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith and without reasonable belief that Executive’s action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company. The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel for Executive, to be heard before the Board), finding that, in the good faith opinion of the Board, Executive is guilty of the conduct described in Section 13.1(a) through (d) of this definition, and specifying the particulars thereof in detail; provided, that if Executive is a member of the Board, Executive shall not vote on such resolution nor shall Executive be counted in determining the “entire membership” of the Board.

13.2 Good Reason. “Good Reason” shall mean, without Executive’s express written consent, the occurrence of any of the following circumstances unless, in the case of paragraphs (a), (d), (e), (f), or (g) such circumstances are fully corrected prior to the date of termination specified in the written notice given by Executive notifying the Company of his resignation for Good Reason:

(a) The assignment to Executive of any duties materially inconsistent with his status as Chief Executive Officer of the Company or a material adverse alteration in the nature or status of his responsibilities, duties or authority;

(b) The requirement that Executive report to anyone other than the Board;

(c) The failure of Executive to be elected/re-elected as a member of the Board;

(d) A reduction by the Company in Executive’s annual base salary of Two Million Dollars ($2,000,000.00), as the same may be increased from time to time pursuant to Section 4 hereof;

(e) The relocation of the Company’s principal executive offices from Las Vegas, Nevada, to a location more than fifty (50) miles from such offices, or the Company’s requiring Executive either: (i) to be based anywhere other than the location of the Company’s principal offices in Las Vegas (except for required travel on the Company’s business to an extent substantially consistent with Executive’s present business travel obligations); or (ii) to relocate his primary residence from Boston to Las Vegas;

(f) The failure by the Company to pay to Executive any material portion of his current compensation, except pursuant to a compensation deferral elected by Executive, or deferral compensation required by this Agreement, or to pay to Executive any material portion of an installment of deferred compensation under any deferred compensation program of the Company within thirty (30) days of the date such compensation is due;

(g) Except as permitted by this Agreement or as agreed by Executive, the failure by the Company to continue in effect compensation plans (and Executive’s participation in such compensation plans) which provide benefits on an aggregate basis that are not materially less favorable, both in terms of the amount of benefits provided and the level of Executive’s participation relative to other participants at Executive’s grade level, to those in which Executive is participating on the date of this Agreement;

(h) The failure by the Company to continue to provide Executive with benefits substantially similar to those enjoyed by him under the Savings and Retirement Plan and the life insurance, medical, health and accident, and disability plans in which Executive is participating on the date of this Agreement, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive Executive of any material fringe benefit enjoyed by Executive on the date of this Agreement, except as permitted by this Agreement;

(i) Delivery of a written Notice of Non-Renewal by the Company to Executive; or

(j) The failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 19 hereof.

14. Non-Competition Agreement.

14.1 During the Employment Term (so long as Executive remains employed by the Company or its affiliates) and for a period of two (2) years following the termination of Executive’s employment with the Company and its affiliates, he will not, directly or indirectly, engage in any activity, including development activity, whether as an employee, consultant, director, investor, contractor, or otherwise, directly or indirectly, in the casino business (or any hotel or resort that operates a casino business) in the United States, Canada or Mexico, except with the prior specific written approval of the Company. Notwithstanding anything herein to the contrary, this Section 14.1 shall not prevent Executive from: (a) acquiring securities representing not more than 1% of the outstanding voting securities of any entity the securities of which are traded on a national securities exchange or in the over the counter market; or (b) obtaining employment in the hotel/resort industry for an entity that does not engage in the casino business or for a division, subsidiary or affiliate of a hotel or resort that engages in the casino business, provided that (i) the casino business represents less than 20% of the revenues of any such entity on a consolidated basis, and (ii) Executive does not provide services (other than de minimis services) to, or have any responsibilities regarding, the division, subsidiary or affiliate that engages in the casino business.

Executive acknowledges that the restrictions are reasonable as to both time and geographic scope, as the Company competes for customers with all gaming establishments in these areas.

14.2 If Executive breaches any of the covenants in Section 14.1, then the Company may terminate any of his rights under this Agreement upon thirty (30) days written notice, whereupon all of the Company’s obligations under this Agreement shall terminate (including, without limitation, the right to lifetime group insurance) without further obligation to him except for obligations that have been paid (except as otherwise provided in Section 14.6), accrued or are vested as of or prior to such termination date. In addition, the Company shall be entitled to seek to enforce any such covenants, including obtaining monetary damages, specific performance and injunctive relief. Executive’s Stock Options and Option Shares will be treated in accordance with the terms of the Equity Agreements.

14.3 During the Employment Term (so long as Executive remains employed by the Company or its affiliates) and for a period of two (2) years following the termination of Executive’s employment with the Company and its affiliates, Executive will not, directly or indirectly hire, induce, persuade or attempt to induce or persuade, any salary grade M50 or higher employee of the Company or its subsidiaries, to leave or abandon employment with the Company, its subsidiaries or affiliates, for any reason whatsoever (other than Executive’s personal secretary and/or assistants).

14.4 During the Employment Term (so long as Executive remains employed by the Company or its affiliates) and for a period of two (2) years following the termination of Executive’s employment with the Company and its affiliates, Executive will not communicate with employees, customers, or suppliers of the Company, or any subsidiaries or affiliates of the Company or any principals or employee thereof, or any person or organization in any manner whatsoever that is detrimental to the business interests of the Company, its subsidiaries or affiliates. Executive further agrees from the end of Executive’s full-time employment with the Company and its affiliates not to make statements to the press or general public with respect to the Company or its subsidiaries or affiliates that are detrimental to the Company, its subsidiaries, affiliates or employees without the express written prior authorization of the Company, and the Company agrees that it will not make statements to the press or general public with respect to Executive that are detrimental to him without the express written prior authorization of Executive. Notwithstanding the foregoing, Executive shall not be prohibited at the expiration of the non-competition period from pursuing his own business interests that may conflict with the interests of the Company.

14.5 Each of Executive and the Company intends and agrees that if, in any action before any court, agency or arbitration tribunal, legally empowered to enforce the covenants in this Section 14, any term, restriction, covenant or promise contained in this Section 14 is found to be unreasonable and, accordingly, unenforceable, then such terms, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court, agency or arbitral tribunal.

14.6 Should any court, agency or arbitral tribunal legally empowered to enforce the covenants contained in this Section 14 find that Executive has breached the terms, restrictions covenants or promises herein in any material respect (except if it has been modified to make it enforceable): (a) the Company will not be obligated to continue to pay Executive the salary or benefits provided for under the severance provisions contained in the Agreement (including all required benefits under benefit plans), and (b) Executive will also reimburse the Company any severance benefits received after the date of termination as well as any reasonable costs and attorney fees necessary to secure such repayments. For the avoidance of doubt, the Company shall be entitled to money damages and/or injunctive relief due to Executive’s breach of the terms, restrictions covenants or promises contained in this Section 14 without regard to whether or not such breach is material, it being understood that the limiting effect of the phrase “in any material respect” in the immediately preceding sentence shall operate solely with respect to the remedies available pursuant to this Section 14.6.

14.7 For the avoidance of doubt, for purposes of this Section 14, “Executive’s employment” shall not include any period of salary continuation hereunder.

15. Confidentiality.

15.1 Executive’s position with the Company will or has resulted in his exposure and access to confidential and proprietary information which he did not have access to prior to holding the position, which information is of great value to the Company and the disclosure of which by him, directly or indirectly, would be irreparably injurious and detrimental to the Company. During his term of employment and without limitation thereafter, Executive agrees to use his best efforts and to observe the utmost diligence to guard and protect all confidential or proprietary information relating to the Company from disclosure to third parties. Executive shall not at any time during and after the end of his full-time active employment, make available, either directly or indirectly, to any competitor or potential competitor of the Company or any of its subsidiaries, or their affiliates or divulge, disclose, communicate to any firm, corporation or other business entity in any manner whatsoever, any confidential or proprietary information covered or contemplated by this Agreement, unless expressly authorized to do so by the Company in writing. Notwithstanding the above, Executive may provide such Confidential Information if ordered by a federal or state court, arbitrator or any governmental authority, pursuant to subpoena, or as necessary to secure legal and financial counsel from third party professionals or to enforce his rights under this Agreement. In such cases, Executive will use his reasonable best efforts to notify the Company at least five (5) business days prior to providing such information, and the nature of the information required to be provided.

15.2 For the purpose of this Agreement, “Confidential Information” shall mean all information of the Company, its subsidiaries and affiliates, relating to or useful in connection with the business of the Company, its subsidiaries, affiliates, whether or not a “trade secret” within the meaning of applicable law, which is not generally known to the general public and which has been or is from time to time disclosed to or developed by Executive as a result of his employment with the Company. Confidential Information includes, but is not limited to the Company’s product development and marketing programs, data, future plans, formula, food and beverage procedures, recipes, finances, financial management systems, player identification systems (Total Rewards), pricing systems, client and customer lists, organizational charts, salary and benefit programs, training programs, computer software, business records, files, drawings, prints, prototyping models, letters, notes, notebooks, reports, and copies thereof, whether prepared by him or others, and any other information or documents which Executive is told or reasonably ought to know that the Company regards as confidential.

15.3 Executive agrees that upon separation from employment for any reason whatsoever, he shall promptly deliver to the Company all Confidential Information, including but not limited to, documents, reports, correspondences, computer printouts, work papers, files, computer lists, telephone and address books, rolodex cards, computer tapes, disks, and any and all records in his possession (and all copies thereof) containing any such Confidential Information created in whole or in part by Executive within the scope of his employment, even if the items do not contain Confidential Information.

15.4 Executive shall also be required to sign a non-disclosure or confidentiality agreement in the Company’s customary form for senior executives (or in the customary form executed by senior executives of Harrah’s Operating Company, Inc.) if Executive is not currently a party to such an agreement with the Company. Such an agreement shall also remain in full force and effect, provided that, in the event of any conflict between any such agreement(s) and this Agreement, this Agreement shall control.

15.5 This Section and any of its provisions will survive Executive’s separation of employment for any reason.

16. Injunctive Relief. Executive acknowledges and agrees that the terms provided in Sections 14 and 15 are the minimum necessary to protect the Company, its affiliates and subsidiaries, its successors and assigns in the use and enjoyment of the Confidential Information and the good will of the business of the Company. Executive further agrees that damages cannot fully and adequately compensate the Company in the event of a breach or violation of the restrictive covenants (Confidential Information and Non-Competition) and that without limiting the right of the Company to pursue all other legal and equitable remedies available to it, the Company shall be entitled to seek injunctive relief, including but not limited to a temporary restraining order, preliminary injunction and permanent injunction, to prevent any such violations or any continuation of such violations for the protection of the Company. The granting of injunctive relief will not act as a waiver by the Company of its right to pursue any and all additional remedies.

17. Post Employment Cooperation. Executive agrees that upon separation for any reason from the Company, Executive will cooperate in assuring an orderly transition of all matters being handled by him. Upon the Company providing reasonable notice to him, he will also appear as a witness at the Company’s request and/or assist the Company in any litigation, bankruptcy or similar matter in which the Company or any affiliate thereof is a party or otherwise involved. The Company will defray any reasonable out-of-pocket expenses incurred by Executive in connection with any such appearance. In connection therewith, the Company agrees to indemnify Executive as prescribed in Article Tenth of the Certificate of Incorporation, as amended, of the Company.

18. Release. Upon the termination of Executive’s active full-time employment, and in consideration of and as a condition to the actual receipt of all compensation and benefits described in this Agreement (including without limitation any severance payments set forth in Section 8 or Section 12), except for claims arising from the covenants, agreements, and undertakings of the Company as set forth herein and except as prohibited by statutory language, Executive and the Company will enter into an agreement which forever and unconditionally mutually waives, and releases Harrah’s Entertainment, Inc., Harrah’s Operating Company, Inc., their subsidiaries and affiliates, and their officers, directors, agents, benefit plan trustees, and employees, on the one hand, and Executive and his heirs and estate (and the beneficiaries thereof), on the other hand, from any and all claims, whether known or unknown, and regardless of type, cause or nature, including but not limited to claims arising under all salary, vacation, insurance, bonus, stock, and all other benefit plans, and all state and federal anti-discrimination, civil rights and human rights laws, ordinances and statutes, including Title VII of the Civil Rights Act of 1964 and the Age Discrimination in Employment Act, concerning his employment with Harrah’s Entertainment, Inc., its subsidiaries and affiliates, the cessation of that employment and his service as a stockholder, an employee, officer and director of the Company and its subsidiaries. The form of mutual release is set forth in Exhibit B.

19. Assumption of Agreement on Merger, Consolidation or Sale of Assets. In the event the Company agrees to (a) enter into any merger or consolidation with another company in which the Company is not the surviving company; or (b) sell or dispose of all or substantially all of its assets, and the company which is to survive fails to make a written agreement with Executive to either: (i) assume the Company’s financial obligations to Executive under this Agreement; or (ii) make such other provision for Executive as is satisfactory to Executive, then Executive shall have the right to resign For Good Reason as defined under this Agreement.

20. Assurances on Liquidation. The Company agrees that until the termination of this Agreement as above provided, it will not voluntarily liquidate or dissolve without first making a full settlement or, at the discretion of Executive, a written agreement with Executive satisfactory to and approved by him in writing, in fulfillment of or in lieu of its obligations to him under this Agreement.

21. Amendments; Entire Agreement. This Agreement may not be amended or modified orally, and no provision hereof may be waived, except in a writing signed by the parties hereto. This Agreement and the Equity Agreements contain the entire agreement between the parties concerning the subject matter hereof and supersede all prior agreements and understandings, written and oral, between the parties with respect to the subject matter of this Agreement and the Equity Agreements, including without limitation the Prior Employment Agreement and the Severance Agreement.

22. Assignment.

22.1 Except as otherwise provided in Section 22.2, this Agreement cannot be assigned by either party hereto, except with the written consent of the other. Any assignment of this Agreement by either party shall not relieve such party of its or his obligations hereunder.

22.2 The Company may elect to perform any or all of its obligations under this Agreement through its wholly-owned subsidiary, Harrah’s Operating Company, Inc., or another subsidiary, and if the Company so elects, Executive will be an employee of Harrah’s Operating Company, Inc., or such other subsidiary. Notwithstanding any such election, the Company’s obligations to Executive under this Agreement will continue in full force and effect as obligations of the Company, and the Company shall retain primary liability for their performance.

23. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the personal representatives and successors in interest of the Company.

24. Governing Law. This Agreement shall be governed by the laws of the State of Nevada as to all matters, including but not limited to matters of validity, construction, effect and performance.

25. Jurisdiction. Any judicial proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement or any agreement identified herein may be brought only in state or federal courts of the State of Nevada, and by the execution and delivery of this Agreement, each of the parties hereto accepts for themselves the exclusive jurisdiction of the aforesaid courts and irrevocably consents to the jurisdiction of such courts (and the appropriate appellate courts) in any such proceedings, waives any objection to venue laid therein and agrees to be bound by the judgment rendered thereby in connection with this Agreement or any agreement identified herein. The Company shall pay Executive all reasonable legal fees and expenses incurred by Executive in connection with any proceeding relating to the interpretation or enforcement of this Agreement instituted by Executive in good faith and in which Executive prevails on a material claim that is part of such proceeding.

26. Notices. Any notice to be given hereunder by either party to the other may be effected by personal delivery, in writing, or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses set forth below, but each party may change his or its address by written notice in accordance with this Section 26. Notices shall be deemed communicated as of the actual receipt or refusal of receipt.

If to Executive:	Gary W. Loveman
[at the address listed in his employment file]

If to Company:	Harrah’s Entertainment, Inc.
One Caesars Palace Drive
Las Vegas, Nevada 89109
Attn: General Counsel

27. Construction. This Agreement is to be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties.

28. Severability. If any provision of this Agreement shall be determined by a court to be invalid or unenforceable, the remaining provisions of this Agreement shall not be affected thereby, shall remain in full force and effect, and shall be enforceable to the fullest extent permitted by applicable law.

29. Withholding Taxes. Any payments or benefits to be made or provided to Executive pursuant to this Agreement shall be subject to any withholding tax (including social security contributions and federal income taxes) as shall be required by federal, state, and local withholding tax laws.

30. Counterparts. This Agreement may be executed by the parties in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Executive has hereunto set his hand and the Company has caused this Agreement to be executed in its name and on its behalf and its corporate seal to be hereunto affixed and attested by its corporate officers thereunto duly authorized.

/s/ GARY W. LOVEMAN
Gary W. Loveman

Harrah’s Entertainment, Inc.

By	/s/ MARY H. THOMAS
Its: Senior Vice President – Human Resources